FILE NO.: 82 - 34749
EXEMPTION: RULE 12g3-2(b)

SUPPL

04054095

mexgold
Mexgold Resources Inc.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2004

dw 1/5

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET

AS AT

	31-Jul-04	30-Apr-04
ASSETS		
CURRENT		
Cash	1,816,302	5,809,831
Short term investments (Note 2)	21,962,798	20,013,170
Receivables (Note 3)	1,701,061	1,016,632
Prepaid expenses	131,386	110,335
Inventory	862,647	926,892
	26,474,194	27,876,860
MINING PROPERTY, PLANT AND EQUIPMENT (Note 4)	37,892,151	38,090,886
EXPLORATION PROPERTY AND DEFERRED EXPLORATION EXPENDITURES (Note 5)	2,602,602	2,270,859
	66,968,947	68,238,605
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	3,978,888	3,863,018
Due to Met-Mex Peñoles, S.A. de C.V. (Note 7)	112,220	854,607
Advances from related parties (Note 8)	350,191	284,070
Current portion of long term debt (Note 9)	2,551,572	2,004,361
	6,992,871	7,006,056
LONG TERM DEBT (Note 9)	7,996,727	8,745,350
FUTURE EMPLOYEE BENEFITS (Note 10)	1,555,297	1,604,693
FUTURE INCOME TAXES (Note 11)	6,018,000	6,130,400
	22,562,895	23,486,499
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 12)	45,060,832	44,754,582
CONTRIBUTED SURPLUS	85,000	85,000
BROKER WARRANTS	1,723,080	1,723,080
DEFICIT	(2,462,860)	(1,810,556)
	44,406,052	44,752,106
	66,968,947	68,238,605

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED JULY 31, 2004

	$
REVENUE	5,159,174
EXPENDITURES	
Production costs	4,388,534
Depletion	759,113
General and administrative	528,529
Amortization	405,090
Interest expense	211,509
Shareholder and investor information	88,028
Professional and consulting	69,238
	6,450,041
Loss before the undernoted items	(1,290,867)
Foreign exchange gain	236,764
Other income	195,749
Interest income	93,650
	526,163
Loss before income tax	(764,704)
Future income tax recovery (Note 11)	112,400
NET LOSS FOR THE PERIOD	(652,304)
DEFICIT, beginning of period	(1,810,556)
DEFICIT, end of period	(2,462,860)
WEIGHTED AVERAGE OUTSTANDING SHARES	42,752,898
LOSS PER SHARE – basic and diluted	(0.02)

UNAUDITED

MEXGOLD RESOURCES INC.
(FORMERLY "SEVEN CLANS RESOURCES LTD.")
UNAUDITED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD JULY 31, 2004

	$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss) for the period	(652,304)
Items not affecting cash:	
Future income tax (recovery)	(112,400)
Amortization	405,090
Depletion	759,113
Future employee benefits	(49,396)
Changes in non-cash working capital (Note 13)	(1,267,752)
Cash flows from operating activities	(917,649)
CASH FLOWS FROM FINANCING ACTIVITIES	
Advances from related parties	66,121
Long-term debt	(201,412)
Exercise of warrants	306,250
Cash flows from financing activities	170,959
CASH FLOWS FROM INVESTING ACTIVITIES	
Short-term investments	(1,949,628)
Mining property, plant and equipment	(965,468)
Exploration property and deferred exploration expenditures	(331,743)
Cash flows from investing activities	(3,246,839)
(DECREASE) IN CASH	(3,993,529)
CASH, beginning of period	5,809,831
CASH, end of period	1,816,302

SUPPLEMENTAL INFORMATION (Note 13)

UNAUDITED

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the period ended July 31, 2004 are not necessarily indicative of the results that may be expected for the full year ended April 30, 2005. For further information, see the Company's audited consolidated financial statements including the notes thereto for the year ended April 30, 2004.

Mexgold Resources Inc. ("Mexgold" or the "Company") was incorporated as a private company on November 25, 2002, under the Business Corporations Act (Ontario). The Company is in the business of gold and silver mining including exploration, development, extraction, and processing. There has been no determination whether properties held for exploration contain ore reserves which are economically recoverable. The recoverability of valuations assigned to mineral exploration properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the mineral claims, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition. Changes in future conditions could require material write-downs of the carrying values. The Company's mining assets are located outside of Canada and are subject to the risk of foreign investment, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Metales Interamericanos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. ("El Cubo").

2. SHORT-TERM INVESTMENTS

Short-term investments consist of bankers' acceptances with a maturity of less than sixty days.

3. RECEIVABLES

Receivables consist of the following:

	Balance July 31, 2004	Balance April 30, 2004
	$	$
Commodity taxes recoverable	1,285,365	944,832
Income taxes recoverable	88,391	50,841
Other	327,305	20,959
	1,701,061	1,016,632

4. MINING PROPERTY, PLANT AND EQUIPMENT

The El Cubo gold-silver project, purchased on March 5, 2004, is located in the Guanajuato Mining District in Mexico, 475 kilometres northwest of Mexico City. The project consists of 58 exploitation and exploration concessions covering an area of 8,500 hectares. The El Cubo Gold-Silver Mine is currently operating as a multi-level underground mine with access ramps for mobile equipment and two vertical shafts for the hoisting of ore. A technical due diligence report prepared by independent consultants Chlumsky, Arbrust and Meyer is available on the Company's website or on SEDAR under the Company's associated documents.

Continued...

8. ADVANCES FROM RELATED PARTIES

Advances from related parties are unsecured, non-interest bearing with no fixed terms of repayment and consist of the following:

	Relationship	Balance July 31, 2004	Balance April 30, 2004
		$	$
Gammon Lake Resources Inc.	Significant shareholder	350,191	264,600
Gammon Lake de Mexico S.A. de C.V.	Subsidiary of significant shareholder	-	14,247
Compania Tecnica Minera S.A. de C.V.	Controlled by a director of a significant shareholder	-	5,223
		350,191	284,070

9. LONG-TERM DEBT

Mining Development Trust Loan

On December 21, 1999, El Cubo entered into a credit agreement with the Mining Development Trust for an amount of US$7,000,000 (CAD$9,540,380). On December 21, 2003, the loan was restructured to reflect an amended interest rate of LIBOR plus 650 basis points with monthly principal payments of CAD$198,758 to commence January, 2005. As at July 31, 2004, the related interest expense amounted to CAD$180,362. This loan is secured by a first priority mortgage over the rights deriving from El Cubo's mining concession rights, certain machinery and equipment of El Cubo and an industrial mortgage on buildings, machinery and equipment of El Cubo.

Other Debt

On September 27, 2002 and June 6, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$310,601 (CAD$425,740) and US$412,116 (CAD$564,887), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. These loans bear interest at LIBOR plus 300 basis points. At July 31, 2004 the loans amount to CAD $966,585.

On January 14, 2002 and September 25, 2002, 2003, El Cubo received two separate unsecured loans from an arms' length party, amounting to US$137,697 (CAD$188,741) and Ps305,000 (CAD$36,661), respectively, which were utilized for working capital purposes, and matured on December 31, 2003. The Company is currently in the process of renegotiating the terms of the loans. The above are non-interest bearing loans. At July 31, 2004 the aggregate balance of the loans amount to CAD $219,693.

The outstanding debt at July 31, 2004 matures as follows:

Year	Amount
	$
2005	2,551,572
2006	2,340,505
2007	2,340,505
2008	2,340,505
2009	975,212
	10,548,299
Less: current portion	2,551,572
	7,996,727

Continued...

10. FUTURE EMPLOYEE BENEFITS

A summary of the principal financial data relative to seniority premiums and pension plans is shown below:

	Pension benefit plans	Seniority premium	Total
Projected benefit obligation:	$	$	$
Balance at beginning of period	791,623	1,060,243	1,851,866
Service cost	91,905	130,044	221,949
Currency impact	(104,796)	(147,426)	(252,222)
Actuarial (gain)	(11,477)	(15,254)	(26,731)
Balance at end of period	767,255	1,027,607	1,794,862
Current benefit obligation:			
Service cost	91,905	130,044	221,949
Additional minimum liability	525,710	807,638	1,333,348
Balance at end of period	617,615	937,682	1,555,297
Liability accrued:			
Total accrued liability	617,616	937,682	1,555,297
Employee future benefits expense:			
Service cost	23,587	38,944	62,531
Interest cost	27,473	36,513	63,986
Amortization of prior service costs	40,845	54,587	95,432
Net expense for the period	91,905	130,044	221,949
Significant assumptions used:			
Discount rate	4.00%	4.00%	4.00%
Rate of compensation increase	1.50%	1.50%	1.50%

Continued...

12. SHAREHOLDERS' EQUITY

Legal Parent

Authorized

Unlimited number of common shares

Issued

42,868,061 common shares

Transactions during the period are as follows:

	Common Shares #	Amount $
Balance, April 30, 2004	42,745,561	44,754,582
Exercise of warrants	122,500	306,250
Balance, July 31, 2004	42,868,061	45,060,832

Stock Options

The Company has created a management stock option plan (the "Plan") under which the Company can issue 3,600,000 common shares. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant which price shall not be less than the market price of the common shares at the time of grant, subject to all applicable regulatory requirements.

There were no options granted during the three month period ended July 31, 2004. As at July 31, 2004, the following options were outstanding:

Date of Grant	Options Outstanding #	Exercise Price $	Expiry Date
January 15, 2003	3,525,000	0.50	January 15, 2008
February 6, 2004	20,000	2.67	February 6, 2009
	3,545,000		

The directors have approved the granting of an additional 3,560,000 options exercisable at $2.67 per share, 620,000 options exercisable at $3.50 per share and 50,000 at $3.00, each for a period of five years. These options are subject to shareholder approval at the Company's next annual meeting. These options will vest upon shareholder approval at which time their fair value will be recorded.

Continued...

12. SHAREHOLDERS' EQUITY (Continued)

Share Purchase Warrants

A summary of changes during the period is presented below:

	Warrants	Weighted average exercise price
	#	$
Balance, April 30, 2004	17,586,000	1.91
Exercised	(122,500)	(2.50)
Balance, July 31, 2004	17,463,500	1.90

As at July 31, 2004, the following warrants were issued and outstanding:

Date of Grant	Warrants Outstanding	Exercise Price	Expiry Date
	#	$	
December 22, 2002	1,400,000	0.10	July 31, 2005
July 31, 2003	3,940,000	0.75	July 31, 2005
February 26, 2004	11,127,500	2.50	February 26, 2006
February 26, 2004	996,000	2.35	February 26, 2007
	17,463,500		

13. STATEMENT OF CASH FLOWS

	Three months ended July 31, 2004
	$
Changes in non-cash working capital is comprised of the following	
(Increase) in receivables	(684,429)
(Increase) in prepaid expenses	(21,051)
Decrease in inventory	64,245
Increase in accounts payable and accrued liabilities	115,870
(Decrease) in due to Met-Mex Peñoles, S.A. de C.V.	(742,387)
	(1,267,752)
Supplemental information	
Interest paid	180,362
Income taxes paid	-

14. RELATED PARTY TRANSACTIONS

During the three month period ended July 31, 2004, the Company paid management and consulting fees of $114,297 to two corporations controlled by directors and officers of the Company. Included in advances from related parties (Note 8) are the following expenditures incurred by Gammon Lake Resources Inc. on behalf of the Company:

	$
Travel	27,600
General and administrative	16,800
Salaries	16,500
	60,900

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continued...

15. SEGMENTED INFORMATION

Three Month Period Ended July 31, 2004

	Canada	Mexico	Consolidated
	$	$	$
REVENUE	-	5,159,174	5,159,174
EXPENDITURES			
Production costs	-	4,388,534	4,388,534
Depletion	-	759,113	759,113
General and administrative	167,105	361,424	528,529
Amortization	-	405,090	405,090
Interest expense	-	211,509	211,509
Shareholder and investor information	88,028	-	88,028
Professional and consulting	66,944	2,294	69,238
	322,077	6,127,964	6,450,041
LOSS BEFORE THE FOLLOWING	(322,077)	(968,790)	(1,290,867)
Foreign exchange (loss) gain	(93,384)	330,147	236,763
Other income	-	195,749	195,749
Interest income	93,650	-	93,650
	266	525,896	526,162
	(321,811)	(442,894)	(764,705)
Future income tax recovery	-	112,400	112,400
NET LOSS FOR THE YEAR	(321,811)	(330,494)	(652,305)
As at July 31, 2004			
Mining and exploration properties, plant and equipment	490,745	40,004,008	40,494,753

Substantially all cash is on deposit with a Canadian chartered bank. The short term investments are with a Canadian chartered bank.

16. COMPARATIVE FIGURES

Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction and comparative interim financial statements for the three month period ended July 31, 2003 were not prepared.

mexgold

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2004

September 24, 2004

This management discussion and analysis should be read in conjunction with the interim unaudited consolidated financial statements of the Company for the three months ended July 31, 2004 including all accompanying notes to the financial statements.

Mexgold Resources Inc. ("Mexgold") is a public junior gold and silver mining exploration company listed on the TSX Venture Exchange. The Company is in the business of gold and silver mining, primarily in Mexico, including exploration, development, extraction, and processing and owns 100% of the shares of Metales Interamericanos S.A. de C.V. (Metales) and Compania Minera del Cubo S.A. de C.V. (El Cubo).

The Company is currently focused on its 2 properties, the Guadalupe Y Calvo gold-silver exploration and development stage mineral property, and the El Cubo operational gold-silver mine.

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents at www.sedar.com or on the Company's website at www.mexgold.com .

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. These statements are subject to certain risks and uncertainties and may be based on assumptions that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement

Selected Annual Information

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") as fully described in Note 2 to the consolidated financial statements for the year ended April 30, 2004 and reported in Canadian dollars unless otherwise noted

The following selected information has been extracted from the Company's audited consolidated financial statements for the year ended April 30, 2004. Mexgold Resources Inc., the legal subsidiary which was incorporated on November 25, 2002, was a private company prior to the reverse take-over transaction described in Note 3 and comparative financial statements as at April 30, 2003 were not prepared.

SELECTED ANNUAL INFORMATION	APRIL 30, 2004
Revenue	3,639,230
Net loss	1,673,579
Net loss per share, basic and diluted	0.09
Assets	68,238,605
Long-Term Liabilities	16,480,443

The Company has begun new exploration work in an area of the Mine that is not currently in production. The focus of this work is on defining new high-grade zones similar to those developed in the past at the Mine. Historically, El Cubo had produced ore grades much higher than those seen in the past few years. This decrease in grade is attributed to a lack of capital expenditures on exploration, prior to Mexgold acquiring the Mine. As a result of this program, the Company is also targeting an expansion of the project resource to over 2-million ounces of gold-equivalent.

Guadalupe Y Calvo Gold/Silver Project

The mineral property is located in the Sierre Madre Occidental province, Mexico, approximately 300 kilometres southwest of the City of Chihuahua and 200 kilometres west of the City of Hidalgo de Parral. It is comprised of five mining titles totalling approximately 439.24 hectares. These titles are held 100 percent by Mexgold's wholly-owned subsidiary, Metales Interamericanos S.A. de C.V., and the property is free of any royalty.

During the previous year, the Company commenced a 10,000-metre drill program on the Guadalupe Y Calvo gold/silver project. The focus of the 40-hole program will be to upgrade the Project's currently defined 1.78-million ounce gold-equivalent resource, and to expand the known high-grade resource by drilling up to 200-metres below the previous 200-250-metre depth limits of known high-grade gold/silver deposits. The program will also test additional high-grade structures at the property that have had little historical work.

The Company expended $331,743 on its exploration and development program during the current quarter as compared to $1.89 million for the year ended April 30, 2004. With the acquisition of El Cubo, the Company is currently focusing its exploration program at this location to quickly maximize returns and increase shareholder value.

Liquidity

During the period, the Company decreased its cash balance by $3.99 million and maintained an additional $21.96 million in short-term investments, which consisted of bankers acceptances with a terms of less than 60 days. Cash inflows during the period were $306,250 from the exercise of warrants and $66,121 in advances from related parties. Significant cash outflows during the period consisted of the purchase of short-term investments at $1.95 million, exploration and development of $331,743 and mining property, plant and equipment of $965,468. Funding for operational activities during the period required an additional $917,649.

The Company had a working capital balance of $19.48 million as at July 31, 2004 and maintains adequate funds to complete its current exploration and development programs and fund ongoing operations. The Company relies upon successful financing programs to fund future exploration and development on its properties. Future liquidity will depend on the Company's ability to arrange debt or equity financing, as well as maintaining or increasing the cash flow of its operational El Cubo mine. The Company will have to raise additional funds to complete the acquisition, exploration and development of its properties. While the Company has been successful in the past, there is no assurance that it will continue to do so in the future.

Effective September 24, 2004, the Company had 42,868,061 common shares outstanding. In addition, the Company has 21,008,500 in-the-money warrants and options that expire in the years 2005 to 2009 which would inject another $35,070,250 of capital into the Company.

Capital Resources

A summary of the Corporation's financial commitments under its long-term debt agreements are as follows:

Year	Total $
2004-05	2,551,572
2005-06	2,340,505
2006-07	2,340,505
2007-08	2,340,505
2008-09	975,212
Total	10,548,299
Less: current portion	(2,551,572)
Total Long Term Debt	7,996,727

The loan to Mining Development Trust has monthly principal payments commencing January 2005 of CAD$198,758, interest calculated at LIBOR plus 650 basis points and a five year term. Interest bearing advances of $1,216,029 received in 2002 and 2003 from arms-length parties were used for short-term cash flow purposes.

In addition, the Company is obligated to deliver to Met-Mex Penoles S.A. de C.V. (Met-Mex) on a monthly basis 50,000 silver ounces and 1,700 gold ounces for the period from January 1, 2004 until December 31, 2004. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price of US$ 5.37 for silver and US$ 400.55 for gold. The Company intends to fund these obligations from a combination of its current sources of revenue and cash on hand.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements

Transactions with Related Parties

During the period ended July 31, 2004, the Company paid management and consulting fees of $114,297 to two corporations controlled by directors and officers of the Company. These fees were paid as part of a compensation package to key employees and consultants of the Company.

Included in advances owing to related parties are the following expenditures incurred by Gammon Lake Resources Inc. (Gammon Lake) on behalf of the Company:

	$
Travel	27,600
General and administrative	16,800
Salaries	16,500
	60,900

Mexgold Resources Inc. shares office premises, general and administrative and personnel expenses with Gammon Lake. Gammon Lake charges these expenses to the Company on a cost recovery basis.

The above related party transactions have occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

Managements is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements for the year ended April 30, 2004. Key accounting estimates for the Company include mineral and mining properties and the related depletion.

Mineral and Mining properties

Mineral properties are the sum of the Company's mineral claims acquisition and related exploration and development expenditures, which are capitalized until the property is producing, abandoned, impaired in value or placed for sale. Costs are transferred to mining properties once a property is placed into commercial production. Management reviews the asset balance of each mineral property on an annual basis to determine if impairment exists and a corresponding write down is required.

Depletion

Mining properties are amortized using a units-of-production basis over the expected life of the mine as determined using proven and probable reserves. Based on current levels of production and reserves, the El Cubo mine has an expected life of 8.7 years. The El Cubo mine has additional mineral resources, which are expected to be converted into reserves in the near future. At the point that the resources become reserves, the mine life will be extended and the depreciation rates reduced accordingly.

Changes in Accounting Policies Including Initial Adoption

Effective May 1, 2003, the Company prospectively adopted the recommendations of CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments for employees and non-employees.* This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These recommendations require that compensation for all awards made to employees and non-employees be measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 15 in the consolidated financial statements for the year ended April 30, 2004.

Financial Instruments and Other Instruments

The Company's functional currency is Canadian dollars.

On December 24, 2003, the Company entered into a three-year contract to sell gold and silver to Met-Mex Peñoles, S. A. de C. V. (Met-Mex). This contract requires the Company to deliver on a monthly basis 50,000 silver ounces and 1,700 gold ounces at a fixed price of US$5.37 and US$400.55 respectively, for the period from January 1, to December 31, 2004. Prices for sales beyond December 31, 2004 have not been fixed at this time. If the aforementioned ounces are not sold, the Company will be liable to pay a penalty equivalent to the difference of the market price and the fixed price, times the unsold ounces. As at July 31, 2004, the unrealized loss on this forward sales contract was approximately $21,300.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, L. Leanne Dowe, Chief Financial Officer of Mexgold Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings*) of Mexgold Resources Inc. for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal controls over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2004

Sgd. "L. Leanne Dowe"
L. Leanne Dowe

FILE NO.: 82-34749
EXEMPTION: RULE 12g 3-2(b)

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bradley H. Langille, Chief Executive Officer of Mexgold Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings*) of Mexgold Resources Inc. for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4. I am responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and I have:

   (a) designed those disclosure controls and procedures, or caused them to be designed under my supervision, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed those internal controls over financial reporting, or caused it to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal controls over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: September 29, 2004

Sgd. "Bradley H. Langille"
Bradley H. Langille